INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Independent Auditors' Report
Financial Statements

December 31, 2024 and 2023



ASSURANCE | ADVISORY | TAX | TECHNOLOGY



Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

<u>INDEPENDENT AUDITORS' REPORT</u>

To the Manager of
Infinity Fuel Cell and Hydrogen CT SPV, LLC

Opinion

We have audited the accompanying financial statements of Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in members' equity and cash flows for the year ended December 31, 2024 and the period from inception through December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and the period from inception through December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

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In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Whittlesey PC

Hartford, Connecticut
April 22, 2025

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Balance Sheets

December 31, 2024 and 2023

	2024	2023
Assets		
Cash	$ 100	$ 100
Due from DealMaker	125,016	7,310
Investment in Infinity	2,155,370	146,204
Total assets	$ 2,280,486	$ 153,614
Liabilities and Members' Equity		
Liabilities:		
Due to Infinity	$ 125,116	$ 7,410
Members' equity:		
Capital contributions	2,155,370	146,204
Total liabilities and members' equity	$ 2,280,486	$ 153,614

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Statements of Income

For the year ended December 31, 2024 and the period from inception through December 31, 2023

	2024	2023
Revenue	$ -	$ -
Expenses	-	-
Net income (loss)	$ -	$ -

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Statements of Changes in Members' Equity

For the year ended December 31, 2024 and the period from inception through December 31, 2023

	Capital Contributions	Retained Deficit	Total
Members' equity, September 6, 2023	$ -	$ -	$ -
Capital contributions	146,204	-	146,204
Members' equity, December 31, 2023	146,204	-	146,204
Capital contributions	2,009,166	-	2,009,166
Members' equity, December 31, 2024	$ 2,155,370	$ -	$ 2,155,370

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Statements of Cash Flows

For the year ended December 31, 2024 and the period from inception through December 31, 2023

	2024	2023
Cash flows from operating activities:		
Net income (loss)	$ -	$ -
Adjustments to reconcile net income (loss) to		
change in cash from operating activities:		
Changes in assets and liabilities:		
Due from DealMaker	(117,706)	(7,310)
Due to Infinity	117,706	7,410
Change in cash from operating activities	-	100
Cash flows from investing activities:		
Investment in Infinity	(2,009,166)	(146,204)
Cash flows from financing activities:		
Capital contributions	2,009,166	146,204
Net change in cash	-	100
Cash at beginning of year	100	-
Cash at end of year	$ 100	$ 100

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION

Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Company"), a Delaware limited liability company, was formed on September 6, 2023, referred to throughout as the date of inception. The Company is registered as a crowdfunding vehicle under Rule 3a-9 of the Investment Company Act of 1940, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by the crowdfunding issuer, Infinity Fuel Cell and Hydrogen, Inc. ("Infinity"), and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended. The Company is controlled by Infinity. who will serve as the manager of the Company.

It is the intent of the Company to issue units of membership interests in the Company that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by Infinity to the Company pursuant to Regulation Crowdfunding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared on a standalone basis and present only the financial position, results of operations, and cash flows of the Company. They do not include the accounts of any other entity and are not intended to present the financial position or results of operations of the consolidated entity.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the accrual basis of accounting.

Variable Interest Entity

The Company meets the definition of a variable interest entity ("VIE") under ASC 810, *Consolidation*. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. These evaluations are complex, involve judgment and the use of estimates and assumptions based on available historical information, among other factors.

Infinity is considered the primary beneficiary of the Company, which means it possesses both (i) the power to direct the activities of the Company that most significantly impact its performance; and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the Company. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. Accordingly, the Company consolidates its financial results with Infinity.

Management performs ongoing reassessments of whether changes in the facts and circumstances regarding Infinity's involvement with a VIE will cause the consolidation conclusion to change.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Investment in Equity Securities

The Company has elected to measure certain equity investments that do not have a readily determinable fair value at cost, less impairment, plus or minus observable price changes, as permitted by ASC 321, *Investments - Equity Securities*. The Company elected to measure the investments using the measurement alternative as the fair value of the investment is not readily determinable due to the lack of an active market and the illiquid nature of the securities. There were no observable price changes or impairment indicators during the year ended December 31, 2024 and the period from inception through December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company, elected to be classified as a corporation for income tax purposes. As a result of this election, the Company is now subject to corporate income taxation under Subchapter C of the Internal Revenue Code. For the year ended December 31, 2024 and the period from inception through December 31, 2023, the Company had no operating activity and did not generate any revenues or incur any expenses. Accordingly, there was no provision for income taxes recorded and no deferred tax assets or liability were recognized.

Crowdfunding Platform

The Company utilizes a crowdfunding platform, DealMaker, a registered funding portal for Regulation Crowdfunding. DealMaker provides administrative services to the Company, including investor communications, compliance management, marketing and investor relations support, and transfer agent services. DealMaker is not a member or investor in the Company and has no control or ownership interest in Infinity.

Subsequent Events

Management has evaluated the results of events subsequent to December 31, 2024 through April 22, 2025, the date the financial statements were available to be issued, for recognition or disclosure. Management has concluded that no subsequent events are to be recognized or disclosed.

NOTE 3 – INVESTMENT IN INFINITY

During 2023, Infinity began conducting a Regulation Crowdfunding offering of their Class C common stock through the Company. The maximum number of Class C shares that will be permitted through this offering was 610,937 shares at $8.00 per share, for a total amount of $4,999,996. As of December 31, 2024, the Company raised a total of $4,188,994 contributions, net of $2,033,624 issuance costs, from the offering of Class C common stock. These costs primarily included platform fees, regulatory filing fees, legal and administrative expenses, and advertising costs. As of December 31, 2024 and 2023, $2,155,370 and $146,204, respectively, is recorded in members' equity and included in the statements of changes in members' equity. The Company holds 523,506 and 18,635, respectively, of Infinity's Class C common stock as of December 31, 2024 and 2023.

NOTE 4 – RELATED PARTY TRANSACTIONS

All expenses incurred by the Company for the formation, operation, or winding up of the Company is either paid by Infinity or the Company is reimbursed by Infinity for such expenses. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by Infinity and the Company shall not receive any other compensation from Infinity. The Company has $125,116 and $7,410, respectively, due to Infinity as of December 31, 2024 and 2023.

NOTE 5 – RISKS AND UNCERTAINTIES

The Company's majority asset is a minority equity interest in Infinity. As a result, the Company is subject to a significant concentration of risk. The financial success of the Company is entirely dependent on the performance and outcomes of this single portfolio investment.

Additionally, the investment is in an early-stage, research and development company, which is inherently subject to high levels of business, market, operational, and liquidity risks. There is no assurance of a return on investment or the ability to realize liquidity in the near term, if at all.

Headquarters
280 Trumbull Street, 24th Floor
Hartford, CT 06103
860.522.3111

One Hamden Center
2319 Whitney Avenue, Suite 2A
Hamden, CT 06518
203.397.2525

14 Bobala Road, 3rd Floor
Holyoke, MA 01040
413.536.3970

WAdvising.com

